Mail Stop 3-8


									May 2, 2005

By Facsimile and U.S. Mail

Mr. Franklin C. Karp
Chief Executive Officer and President
Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

	RE:	Form 10-K for the fiscal year ended October 30, 2004
Form 10-Q for the quarterly period ended January 29, 2005

Dear Mr. Karp:

	We have reviewed the responses in your letter dated April 12, 2005 and have the following additional comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**********************************

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 30, 2004

1. Description of Business and Summary of Significant Accounting
Policies

General

1. We have reviewed your response to prior comment 10, noting that you exclude warehousing and distribution network costs from cost of goods sold. Please confirm that you will disclose in MD&A the amount of these costs excluded from cost of goods sold to the extent that they are material to your operating results. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.


Income Per Share

2. We have reviewed your response to prior comment 12.  Please show
us supplementally the disclosures related to the restated diluted earnings per share amounts for 2003 and 2004 that you would propose to include in your 2005 Form 10-K.  Such disclosure should include
a
discussion of the nature of the error in the historical financial statements as well as a table showing the previously reported and restated amounts. Also tell us whether you intend to label the 2003 and 2004 statements of operations as restated, and if not, provide us your justification.

Advertising Expense

3. We have reviewed your response to prior comment 13. As previously requested, please confirm that you will disclose in the footnotes the gross amounts of advertising expenses and cooperative advertising reimbursements for each period presented. Also, with respect to the manufacturer rebates you receive based on volume buying levels, please disclose whether you record the rebates as progress is made toward earning them or whether they are only recognized upon achievement of milestones.

4. 8.5% Cumulative Convertible Preferred Stock

4. We have reviewed your response to prior comment 14. Please supplementally provide us with the disclosures you intend to provide in your next Form 10-Q and 10-K regarding the beneficial conversion feature error adjustment. Please also revise your future filings to disclose in detail the nature of these types of terms in your debt and equity instruments and how the terms of these instruments affect your accounting.

**********************************

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed supplemental response letters greatly facilitate our review.
Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

   	If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254.
In
his absence, direct your questions to Robyn Manuel at (202) 551-
3823.
Any other questions regarding disclosure issues may be directed to me at (202) 551-3843.

							Sincerely,


							George F. Ohsiek, Jr.
							Branch Chief

Mr. Franklin C. Karp
Chief Executive Officer and President
Harvey Electronics, Inc.
May 2, 2005
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